Room 4561

March 20, 2007

Dr. James J. Truchard
Chairman of the Board and President
National Instruments Corporation
11500 North MoPac Expressway
Austin, Texas 78759

> **RE:** **National Instruments Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 8-K filed January 30, 2007**
> **File No. 0-25426**

Dear Dr. Truchard:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 1: Operations and Summary of Significant Accounting Policies

Revenue Recognition

1. We note your disclosure that revenue from arrangements involving multiple elements (solution sales involving hardware (bundled with software drivers), application software, training, PCS, and/or other services) is allocated to each element based on VSOE of fair value (as determined based on the sales price when each element is sold separately). Based on disclosure in the filing, it is not clear whether the Company actually separately sells solution sales involving

hardware (bundled with software drivers). Please confirm. If separate sales do not exist, clarify whether the residual method is used in a multiple element arrangements. For those elements for which you have established VSOE, describe the process you use to evaluate the various factors that effect your VSOE and address the issue that if your VSOE varies from customer to customer, how you can reasonably estimated fair value. See paragraph 10 of SOP 97-2. For arrangements that include two or more undeliverables (training, PCS, other services) tell us how you considered paragraph 12 of SOP 97-2 in accounting for such sales.

Note 2: Short-Term Investments

2. Tell us what consideration you gave to disclose the total gains for securities with net gains in accumulated other comprehensive income, and the total losses for securities with net losses in accumulated other comprehensive income, by major security type as of each date for which a statement of financial position is presented pursuant to paragraph 19 of SFAS 115.

Form 8-K filed January 30, 2007

3. We believe the non-GAAP operating statement columnar format appearing on page 6 of Exhibit 99.1 for your Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

4. We note your use of non-GAAP measures (e.g. non-GAAP net income and non-GAAP earnings per share) under Item 9.01 of the Form 8-K noted above which excludes a number of recurring items. Tell us the usefulness and material limitations of these Non-GAAP measures in assessing performance. Also, tell us how you considered Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures.the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

- the economic substance behind management's decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

5. Your disclosure on page 3 states that the non-GAAP measures assists investors in assessing the Company's operational and cash-flow performance. This disclosure suggests that the Company is also presenting this non-GAAP measure as a measure of liquidity that is different from cash flow or cash flow from operations computed in accordance with GAAP. Tell us how you considered presenting the most directly comparable financial measure (calculated and presented in accordance with GAAP, such as cash flows from operations) and a reconciliation of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief